                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                         _____________________________

                                SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                         _____________________________

                              RAWSON-KOENIG, INC.
                           (Name of Subject Company)

                              RAWSON-KOENIG, INC.
                     (Name of Person(s) Filing Statement)

                     COMMON STOCK, NO PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                    754498
                     (CUSIP Number of Class of Securities)

                        ______________________________

                   THOMAS C. RAWSON, CHIEF EXECUTIVE OFFICER
                              RAWSON-KOENIG, INC.
                             2301 CENTRAL PARKWAY
                             HOUSTON, TEXAS  77092
                                (713) 688-4414
           (Names, address and telephone number of person authorized
                to receive notices and communications on behalf
                      of the person(s) filing statement)

                       ________________________________

                                WITH COPIES TO:

                           GEORGE W. FAZAKERLY, ESQ.
                            GARY L. WOOLFOLK, ESQ.
                      VIAL, HAMILTON, KOCH & KNOX, L.L.P.
                         1717 MAIN STREET, SUITE 4400
                             DALLAS, TEXAS  75201

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Rawson-Koenig, Inc. (the "Company"). The address of the principle executive offices of the Company is 2301 Central Parkway, Houston, Texas 77092. The title of the class of equity securities to which this Statement relates is the Company's common stock, no par value per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE COMPANY.

     This Statement relates to the tender offer by the Company to purchase all of the Shares held by the Company's shareholders (such shareholders, the "Public Shareholders" and such Shares, the "Publicly Held Shares"), at $2.15 per Share, net to the seller in cash, without interest thereon (the "Offer Price") upon the terms and subject to the conditions set forth in The Offer to Purchase dated
       , 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference. The Offer is disclosed in a Rule 13e-4 Transaction
Statement on Schedule 13E-4 dated      , 1997 (the "Schedule 13E-4"), and in a
Rule 13e-3 Transaction Statement on Schedule 13E-3 dated      , 1997 (the
"Schedule 13E-3"), both of which are filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder on the date hereof. The address of the principal executive offices of the Company is 2301 Central Parkway, Houston, Texas 77092.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this Statement, is set forth in Items 1 and 2 above.

     (b) Except as described herein, and in the Exhibits attached hereto, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company and its executive officers, directors or affiliates.

         (i) THE RAWSON FAMILY. Thomas C. Rawson, Pamela Y. Rawson and the Rawson Family Limited Partnership, which is controlled by Catherine A. Rawson (the "Rawson Family"), own approximately 60% of the Shares, and all said individuals are executive officers and/or directors of the Company. The Rawson Family has informed the Company that they do not intend to tender any Shares owned by them pursuant to the Offer; therefore, assuming the completion of the Offer (and the reverse stock split and possible merger described therein), the Company will become a private company which will be owned 100% by the Rawson Family. The Rawson Family has agreed with the Company that in the event that there is relating to the Company (or any successor to the Company): (i) a change in control (other than by death of a member of the Rawson Family or inter-vivos for estate planning purposes of any member of the Rawson Family), (ii) disposition of substantially all of the assets, or (iii) liquidation or winding-up (collectively, a "Transaction") at any time within three years following the date of consummation of the Offer or Merger (as defined), which Transaction results in the receipt by the Rawson Family of a sum in excess of $8,387,558.50 (i.e., the Offer Price multiplied by the 3,901,190 Shares currently issued and outstanding), 40% of any such excess will be paid over proportionately to each of the Public Shareholders of the Company who tender Shares pursuant to the Offer. A copy of the Agreements between the Rawson Family and the Company and a copy of the Amended and Restated Agreement between the Rawson Family and the Company are filed as Exhibits 10 and 12, respectively, hereto and are incorporated herein by reference. Certain information contained in the Company's Form 10-K Annual Report for the fiscal year ended December 31, 1996 (the "10-K Annual Report") with respect to the compensation paid to The Rawson Family and the other directors by the Company for their services as executive officers and/or directors, financial consultants, or marketing consultants to the Company is set forth in Exhibit 8 hereto and incorporated herein by reference.
         (ii) INTERESTS OF CERTAIN PERSONS IN THE OFFER. Pursuant to the Offer to Purchase, the Public Shareholders, including certain directors and employees of the Company, will be entitled to receive the Offer Price for each share currently held which is tendered in the Offer and accepted for payment in accordance with its terms. Please see "OFFER TO PURCHASE -- SPECIAL FACTORS -- BENEFICIAL OWNERSHIP OF COMMON STOCK", attached as Exhibit 1 hereto and hereby incorporated herein by reference.

         (iii) INDEMNIFICATION OF OFFICERS AND DIRECTORS.

               (a) The Company's Bylaws provide that the Company shall indemnify its directors and officers, and may purchase and maintain liability insurance for such persons, as, and to the full extent, permitted by the Texas Business Corporation Act (the "TBCA"). Pursuant to the provisions of the TBCA, the Company has the power to indemnify its officers, directors, employees and agents against judgments, penalties, fines, settlements and reasonable expenses actually incurred by any such party in connection with any threatened, pending, or completed action, suit, or proceeding, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding, in connection with any such person's position in the Company. The Company has such authority to indemnify directors and officers only if it is determined that the director or officer conducted himself in good faith and reasonably believed that his conduct was in or not opposed to the Company's best interests, and, in the case of criminal proceedings, had no reasonable cause to believe his conduct was unlawful. The Company may indemnify a director or officer in an action brought by or in the right of the corporation only if such director or officer was not found liable to the corporation, unless or only to the extent that a court finds him to be fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

               (b) The Company has entered into Indemnity Agreements with all its directors and executive officers. Pursuant to such Agreements, the directors and executive officers may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the defense or settlement of any actions brought against them by reason of the fact that they are directors or officers of the Company. To qualify for such indemnification, it must be determined by a majority vote of the Board of Directors (or special legal counsel selected by the Board of Directors or by a vote of the Company's shareholders) that the person to be indemnified (i) conducted himself in good faith; (ii) reasonably believed that his conduct was in or not opposed to the Company's best interests; and (iii) in the case of any criminal action, had no reasonable cause to believe his conduct was unlawful. Additionally, a director or officer may not be indemnified in any action in which the director or officer is found liable on the basis that personal benefit was improperly received by him, or in any action in which he is found liable to the Company.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a)  RECOMMENDATION.

     AT THE MAY 27, 1997 BOARD MEETING, THE BOARD, BASED IN PART UPON THE UNANIMOUS RECOMMENDATION OF THE INDEPENDENT DIRECTORS (I.E., THOSE DIRECTORS WHO ARE NOT OFFICERS OF THE COMPANY OR LEGAL COUNSEL TO THE COMPANY), BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AND VOTING DETERMINED THAT THE OFFER IS FAIR TO AND IN THE BEST INTERESTS OF THE PUBLIC SHAREHOLDERS, APPROVED THE OFFER AND RECOMMENDED THAT SUCH SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

     THEREFORE, THE BOARD RECOMMENDS THAT THE PUBLIC SHAREHOLDERS (EXCEPT FOR THE RAWSON FAMILY) TENDER ALL THEIR SHARES PURSUANT TO THE OFFER.

     A copy of a letter to all shareholders of the Company communicating the recommendations of the members of the Board is filed as Exhibit 9 hereto and is incorporated herein by reference.

     (b) BACKGROUND; REASONS FOR THE RECOMMENDATION OF THE INDEPENDENT DIRECTORS AND THE BOARD; OPINION OF RAUSCHER PIERCE REFSNES, INC.

     For a description of the background of the Offer, the reasons for the recommendation of the Independent Directors and the Board, and the Opinion of Rauscher Pierce Refsnes, Inc., please see "OFFER TO PURCHASE -SPECIAL FACTORS -- PURPOSE AND BACKGROUND OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF COMPANY AFTER THE OFFER"; "OFFER TO PURCHASE - SPECIAL FACTORS -- RECOMMENDATION OF THE COMPANY'S BOARD; FAIRNESS OF THE OFFER"; and "OFFER TO PURCHASE - SPECIAL FACTORS -- OPINION OF RAUSCHER PIERCE REFSNES" (all of which information is hereby incorporated by reference, and all being a part of Exhibit 1 attached hereto).

ITEM 5.  PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

     (a) Rauscher Pierce Refsnes, Inc., pursuant to an Engagement Letter dated May 5, 1997 (the "Rauscher Pierce Engagement Letter"), has been retained by the Board, upon the recommendation of the Independent Directors, to render an opinion to the Board (including the Independent Directors) concerning the fairness to the Public Shareholders, from a financial point of view, of the consideration to be offered to such shareholders in the Offer. Pursuant to the Rauscher Pierce Engagement Letter, the Company has paid to Rauscher Pierce Refsnes, Inc. a fee of $50,000, and has agreed to reimburse Rauscher Pierce Refsnes, Inc. for reasonable out-of-pocket expenses incurred in connection with the performance of Rauscher Pierce Refsnes, Inc.'s services pursuant to the Rauscher Pierce Engagement Letter.

     The Company's Independent Directors recommended Rauscher Pierce Refsnes, Inc. to render the opinion referenced to above, and the Board decided to engage Rauscher Pierce Refsnes, Inc. for this purpose because Rauscher Pierce Refsnes, Inc. is a well-known and reputable regional investment banking firm and regularly engages in the valuation of businesses and their securities. The Independent Directors requested bids from two other investment banking firms and decided to recommend Rauscher Pierce Refsnes, Inc. to the Board based on their evaluation of all the bids.

     (b) For identification of persons employed, retained or to be compensated by the Company to make solicitations or recommendations to the Public Shareholders please see that portion of Exhibit 1 attached hereto entitled "OFFER TO PURCHASE -- SPECIAL FACTORS -- FEES AND EXPENSES"; and "OFFER TO PURCHASE -- THE TENDER OFFER -- SECTION 13. FEES AND EXPENSES."

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best knowledge of the Company, no transactions in Shares have been effected during the past 60 business days by the Company or any of its executive officers, directors or affiliates.

     (b) For a description of the Company's knowledge with respect to the intent of the executive officers, directors, and affiliates of the Company to tender Shares either held of record or beneficially owned by such persons, please see "OFFER TO PURCHASE -- INTRODUCTION"; and "OFFER TO PURCHASE -- SPECIAL FACTORS -
- INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER", which are hereby incorporated by reference and are a part of Exhibit 1 attached hereto.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described in Items 3 and 4 above, and except as set forth in the Offer to Purchase attached hereto as Exhibit 1 and incorporated by reference, to the knowledge of the Company no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Items 3 and 4 above, and except as set forth in the Offer to Purchase attached hereto as Exhibit 1 and incorporated herein by reference, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in clauses
(i) through (iv) of paragraph (a) of this Item 7. Please see the information set forth under "OFFER TO PURCHASE -- INTRODUCTION" and "OFFER TO PURCHASE -- SPECIAL FACTORS -- PURPOSE AND BACKGROUND OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER", which information is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Not Applicable.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 -     Offer to Purchase dated June  , 1997.

Exhibit 2 -     Letter of Transmittal.

Exhibit 3 -     Form of Notice of Guaranteed Delivery.

Exhibit 4 -     Form of Letter from Wheat, First Securities, Inc.
                to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

Exhibit 5 -     Form of Letter from Brokers, Dealers,
                Commercial Banks, Trust Companies and Nominees to Clients.

Exhibit 6 -     Form of Guidelines for Certification of Taxpayer
                Identification Number or Substitute Form W-9.

Exhibit 7 -     Press Release issued by the Company on June 4, 1997.

Exhibit 8 -     Item 11 of the Company's 10-K Annual Report
                relating to compensation of the Company's directors and executive officers.

Exhibit 9 -     Letter to Shareholders dated June, 1997
                Communicating the Recommendations of the
                Members of the Board.

Exhibit 10 -    Agreement between the Rawson Family and the
                Company dated as of June 2, 1997.

Exhibit 11 -    Opinion of Rauscher Pierce Refsnes, Inc. dated
                May 27, 1997.

Exhibit 12 -    Amended and Restated Agreement between the Rawson Family
                and the Company dated as of June 2, 1997.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 7, 1997                          RAWSON-KOENIG, INC.



                                                By: /s/ Thomas C. Rawson
                                                   ---------------------------
                                                   Thomas C. Rawson,
                                                   Chairman of the Board and
                                                   Chief Executive Officer

                                 EXHIBIT INDEX

EXHIBIT NO.:                                                  PAGE IN SEQUENTIAL
                                                              NUMBERING SYSTEM


Exhibit 1 -     Offer to Purchase dated June  , 1997.

Exhibit 2 -     Letter of Transmittal.

Exhibit 3 -     Form of Notice of Guaranteed Delivery.*

Exhibit 4 -     Form of Letter from Wheat, First Securities, Inc.
                to Brokers, Dealers, Commercial Banks, Trust
                Companies and Nominees to Clients.*

Exhibit 5 -     Form of Letter from Brokers, Dealers, Commercial Banks,
                Trust Companies and Nominees to Clients.*

Exhibit 6 -     Form of Guidelines for Certification of Taxpayer
                Identification Number or Substitute Form W-9.*

Exhibit 7 -     Press Release issued by the Company on June 4, 1997.

Exhibit 8 -     Item 11 of the Company's 10-K Annual Report
                relating to compensation of the Company's directors and executive officers.

Exhibit 9 -     Letter to Shareholders dated June, 1997
                Communicating the Recommendations of the
                Members of the Board.**

Exhibit 10 -    Agreement between the Rawson Family and the
                Company dated as of June 2, 1997.

Exhibit 11 -    Opinion of Rauscher Pierce Refsnes, Inc. dated
                May 27, 1997.***

Exhibit 12 -    Amended and Restated Agreement between the Rawson Family and the
                Company dated as of June 2, 1997.

---------------------------
     *   Included in Exhibit 2.
     **  Included with Schedule 14D-9 mailed to Shareholders.
     *** Included as Schedule II of the Offer to Purchase, which is attached as Exhibit 1.